MY TRAIL COMPANY, PBC.

Reviewed Financial Statements For The Year Ended December 31, 2017

November 2, 2018



Jason M. Tyra
C P A P L L C

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
My Trail Company, PBC
Boulder, CO

We have reviewed the accompanying financial statements of My Trail Company, PBC (a public benefit corporation), which comprise the balance sheet as of December 31, 2017, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 2, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

MY TRAIL CO, PBC
BALANCE SHEET
DECEMBER 31, 2017

ASSETS

		2017
CURRENT ASSETS		
Cash	$	39,482
Accounts Receivable		2,572
Inventory		1,136,910
TOTAL CURRENT ASSETS		1,178,964
NON-CURRENT ASSETS		
Security Deposits		49,100
Warehouse Equipment		34,950
Product Samples & Equipment		13,096
Software		11,628
Computer Equipment		9,004
Office Equipment		5,820
Accumulated Depreciation		(23,878)
Trademark		5,000
Intangible Assets		5,000
TOTAL NON-CURRENT ASSETS		109,720
TOTAL ASSETS		1,288,685

Reviewed- See accompanying notes.

MY TRAIL CO, PBC
BALANCE SHEET
DECEMBER 31, 2017

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	2017
LIABILITIES AND SHAREHOLDERS' EQUITY	
CURRENT LIABILITIES	
Unearned Revenue	7,668
Accrued Cost of Goods	(3,735)
Accounts Payable	20,579
Sales Tax	-
Payroll Clearing	10,624
Accrued Dividends - Preferred Stock	118,239
Accrued Interest	3,223
TOTAL CURRENT LIABILITIES	156,598
NON-CURRENT LIABILITIES	
Loan	435,839
Convertible Notes Payable	290,000
Promissory Note	212,961
TOTAL LIABILITIES	938,800
SHAREHOLDERS' EQUITY	
Common Stock (500,000 shares authorized; 168,000 issued; $1.00 par)	168,000
Preferred Stock (400,000 shares authorized; 185,486 shares issued; $5.00 par)	927,430
Preferred Stock Dividends	(128,584)
Retained Earnings (Deficit)	(773,558)
TOTAL SHAREHOLDERS' EQUITY	193,288
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,288,685

MY TRAIL CO, PBC
INCOME STATEMENT
FOR THE PERIOD OF JANUARY 1, 2017 THROUGH DECEMBER 31, 2017

		2017
Operating Income		
Sales	$	944,077
Discounts		(27,850)
Shipping		12,309
Cost of Goods Sold		(511,355)
Gross Profit		417,181
Operating Expense		
Marketing	$	237,699
Payroll Expense		209,310
General & Administrative		178,872
Rent		62,322
Legal & Professional		38,254
Depreciation Expense		10,000
Repair & Maintenance		3,437
		739,894
Net Income from Operations		(322,713)
Other Income (Expense)		
Interest Expense		(51,927)
Net Income	$	(374,640)

MY TRAIL CO, PBC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF JANUARY 1, 2017 THROUGH DECEMBER 31, 2017

Cash Flows From Operating Activities	
Net Income (Loss) For The Period	$ (374,640)
Depreciation of Assets	10,000
Inventory	(643,251)
Prepaid Expenses & Other Current Assets	9,278
Accounts Payable	4,575
Accrued Liabilities	21,469
Net Cash Flows From Operating Activities	(972,569)
Cash Flows From Investing Activities	
Purchase of Equipment	(1,106)
Security Deposit Paid	(48,180)
Net Cash Flows From Investing Activities	(49,286)
Cash Flows From Financing Activities	
Net Long Term Debt	819,682
Preferred Stock Dividend Payments	(11,852)
Proceeds from Preferred Stock Issuance	215,770
Net Cash Flows From Investing Activities	1,023,600
Cash at Beginning of Period	37,737
Net Increase (Decrease) In Cash	1,744
Cash at End of Period	$ 39,482

MY TRAIL CO, PBC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF JANUARY 1, 2017 THROUGH DECEMBER 31, 2017

	2017
Starting Equity	$ 428,733
Common Stock (500,000 shares authorized;	168,000
Preferred Stock (400,000 shares authorized;	927,430
Preferred Stock Dividends	(128,584)
Retained Earnings (Deficit)	(773,558)
Ending Equity	$ 193,288

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

My Trail Company, PBC. ("the Company") is a public benefit corporation organized under the laws of Colorado. The Company produces, markets and sells outdoor equipment and apparel while supporting local trail systems.

NOTE B- GOING CONCERN

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained a net operating loss for 2017.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. Management plans to raise sufficient capital through convertible debt should the company experience another net operating loss. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through November 2, 2019 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties such as dependence on key personnel, costs of services provided by third parties and the need to obtain additional financing.

Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term. Based on the current operating plan, the cash on hand at December 31, 2017, the Company will not have sufficient liquidity to fund operations for a period of 12 months from the date these financial statements were issued.

[illegible]

[illegible]

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. [illegible]

Cash and Cash Equivalents

Cash and cash equivalents consist of cash balances and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee to the arrangement is fixed or determinable and collectability is reasonably assured.

Unearned Revenue

This account consists of gift cards the Company issued to [illegible]. The amount is equal to $7,888 as of December 31, 2017 and is indefinitely held as unearned revenue until redeemed.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $[illegible] or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life. Estimated useful life of [illegible] equipment is [illegible] years, office related equipment is 5 years, computer software and related equipment is between [illegible] years.

Product samples are sold at a later time. These products are used in marketing and selling of items the company offers to customers.

Intangible Assets

These assets consist of the value of the company's trademark and brand name.

Rent

The Company currently occupies office space under operating leases in multiple locations in both Boulder and Silverthorne, Colorado during 2017. These locations and agreements are listed below.

The Company formerly occupied office space under a non-cancellable operating lease in Boulder, CO. The space was used as it's early headquarter location at the rate of $[illegible]/mo. The lease expired in April of 2017.

The Company formerly occupied office space under a non-cancellable operating lease in Boulder, CO at the rate of $[illegible]/mo. This second location was used as a temporary location. The lease expired in April of 2017.

The Company currently occupies office space under a non-cancellable operating lease in Boulder, CO. This location serves as its current headquarters and flagship store. The lease expires in 2022 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are as follows:

- Months 1 – 2   Abated
- Months 3 – 14 $8,343.75
- Months 15 – 26 $8,594.06
- Months 27 – 38 $8,851.79
- Months 39 – 50 $9,116.94
- Months 51 – 62 $9,391.35

The Company currently occupies office space under a short term non-cancellable operating lease in Silverthorne, CO at the rate of $5,000/mo. The lease expires in December 31, 2018 and may be renewed at the option of the Company at the then-current market rate. Subsequently, the company closed this location in July of 2018.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for

the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating loss during the 2017 fiscal year. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2017 will remain subject to review by the Internal Revenue Service until 2021.

The Company is subject to franchise and income tax filing requirements in the State of Colorado. The Company's tax filings in the State of Colorado for 2017 remain subject to review by that State until 2021, respectively.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are

transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted.

NOTE D- DEBT

Convertible Notes

In 2017, the Company issued a series of convertible notes ("Convertible Notes Payable") payable in exchange for cash for the purpose of funding continuing operations in the amount of $290,000. The notes accrue interest at the rate of 15% per annum and are payable in 2022. These notes can convert into either class of stock, common or preferred, at the applicable price per share.

MY TRAIL COMPANY, PBC.
NOTES TO FINANCIAL STATEMENTS (REVIEWED) (CONTINUED)

Line of Credit

The Company has a line of credit agreement ("Loan") in the amount of $1,000,000 with GemCap Lending I, LLC. All advances accrue interest at the rate of 14.75% per annum plus the current market prime rate. In the event the Company defaults on this line of credit, the outstanding balance will continue to accrue the stated interest rate pule and addition 5% per annum. Collateral for the outstanding is secured by the company's inventory. Outstanding balance as of December 31, 2017 equals $435,839

Promissory Note

The Company issued a promissory note to Vertical Source, In ("Promissory Note"). in the amount of $212,961 on October 1, 2017 ("Promissory Notes"). The note accrues interest at the rate of 19.56% per annum and is due on January 2, 2018. This loan is secured by the assets of the Company.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits. The company has one supplier that provides the majority of their product at this time.

NOTE F- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

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NOTE G- STOCK OPTIONS

Preferred Stock

The Company has Preferred Stock with a par value of $5 per share and consists of Series A. The dividends accrue at a rate of 10% per annum and are not convertible into shares of common stock. Holders can choose to redeem their shares after holding them for a minimum of five years. Likewise, the Company has the option to redeem Preferred Stock shares at any time for the price being two times the original issue price, less aggregate dividends paid previously.

Common Stock

The Company has authorized 500,000 shares of common stock with a par value of $1 per share. Voting rights are 1:1.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 2, 2018, the date that the financial statements were available to be issued.